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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             DETECTION SYSTEMS, INC.
                            (Name of Subject Company)

                                   ----------

                             DETECTION SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)


                                   250644 10 1
                     (CUSIP Number of Class of Securities)


                                FRANK J. RYAN,
                   VICE PRESIDENT, SECRETARY AND TREASURER
                           DETECTION SYSTEMS, INC.
                             130 PERINTON PARKWAY
                           FAIRPORT, NEW YORK 14450

     (Name, Address and Telephone number of person authorized to Receive notice and communications on behalf of the person(s) filing statement)


                               WITH A COPY TO:
                           Stephen M. Banker, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                           New York, NY 10036-6522
                          Telephone: (212) 735-3000
                          Facsimile: (212) 735-2000

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

 NAME AND ADDRESS.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Detection Systems, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 130 Perinton Parkway, Fairport, New York 14450. The telephone number of the principal executive offices of the Company is (716) 223-4060.

 SECURITIES.

   The title of the class of equity securities to which this statement relates is the common stock, par value $.05 per share (the "Shares"), of the Company. As of December 18, 2000 there were 6,729,015 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

 NAME AND ADDRESS.

   The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

 TENDER OFFER.

   This Schedule 14D-9 relates to the tender offer (the "Offer") by Bosch Security Systems Corporation, a New York corporation ("Purchaser"), to purchase all of the outstanding Shares at a price of $18.00 per Share, net to the selling shareholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Purchaser is a wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Bosch" or "Parent"). The Offer is described in a Tender Offer Statement on Schedule TO, dated December 20, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on December 20, 2000.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), between Parent and the Company, to which Purchaser subsequently became a party. The Merger Agreement provides, among other things, that no later than two days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the New York Business Corporation Law, as amended (the "NYBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than treasury Shares and Shares owned by Parent, Purchaser or any subsidiary thereof and shareholders of the Company who properly exercise their appraisal rights, if any, in accordance with the NYBCL) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

   Information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their respective officers, directors, representatives of affiliates, or actions or events with respect to them, was provided by Purchaser or Parent and the Company takes no responsibility for such information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) the Company, its executive officers, directors or affiliates or (b) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

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   1. CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS,
DIRECTORS AND AFFILIATES.

   Certain such agreements, arrangements and understandings and actual or potential conflicts of interest are disclosed under the captions "Board of Directors and Committees," "Management Security Ownership," "Executive Compensation," "Compensation Committee Report on Executive Compensation," "Executive Agreements" and "Retirement Benefits" in the Company's definitive proxy statement filed with the SEC on November 20, 2000 (the "Proxy Statement"), a copy of which is filed herewith as Exhibit 5 and is incorporated herein by reference.

   2. THE MERGER AGREEMENT.

   The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement and the amendment thereto, filed herewith as Exhibits 1 and 2, respectively. Capitalized terms used in this Schedule 14D-9 and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

   The Offer. The Merger Agreement provides for the making of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement or terminate the Offer and not accept for payment any tendered Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares, if any, beneficially owned by Parent or Purchaser, would constitute at least two-thirds of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or been terminated, or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur:

        (a) there shall be threatened by a governmental entity or pending any suit, action or proceeding (i) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, (ii) seeking to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (iii) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer, (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other Transactions, (v) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (vi) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders;

        (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

        (c) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national

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    calamity directly or indirectly involving the United States, (iv) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (v) any decline in the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies or the Nasdaq Composite Index by an amount in excess of 20% measured from the close of business on the date of the Merger Agreement or (vi) in the case of any of the situations in clauses (i) through (v) inclusive, existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (d) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate (without giving effect to any limitation as to "knowledge," "materiality" or "material adverse effect" set forth therein), or the failure to perform or comply with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Material Adverse Effect on the Company or a materially adverse effect on the ability to consummate the Offer or the Merger;

        (e) the Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) shall have recommended a Takeover Proposal, or (iii) shall have adopted any resolution to effect any of the foregoing;

        (f) the Merger Agreement shall have been terminated in accordance with its terms; or

        (g) there shall have occurred any event or any development of a state of facts or circumstances that constitutes a Material Adverse Change or has a Material Adverse Effect on the Company;

which, in the sole judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

   The conditions (a) through (g) set forth above are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

   Directors. The Merger Agreement provides that Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of

     o the total number of directors on the Company's Board of Directors (giving effect to the increase in the size of such Board pursuant to the Merger Agreement), and

     o the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding.

   The Company has agreed, upon a request of the Parent, promptly either (at the election of the Company) to increase the size of the Board or use its best efforts to secure the resignations of such number of incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Board and, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, to cause Parent's designees to be so elected or appointed; and at such time, the Company shall also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such

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subsidiary board; provided, however, that until the Effective Time, neither
Parent nor Purchaser will take any action that would cause the Board to include fewer than two members of any of the following (the "Continuing Directors") (i) any member of the Board as of December 10, 2000; (ii) Jerald
D. Bidlak, from and after his election to the Board; or (iii) any successor of any Continuing Director who is (A) unaffiliated with, and not a designee or nominee of, Parent or Purchaser, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

   Following the election of Parent's designees to the Board (a) any amendment or modification of the Merger Agreement by the Company, (b) any amendment to the Company's Certificate of Incorporation or Bylaws inconsistent with the Merger Agreement, (c) any termination of the Merger Agreement by the Company, (d) any extension or waiver by the Company of the time for the performance of any of the obligations of Parent or the Purchaser under the Merger Agreement or (e) any waiver of any of the Company's rights under the Merger Agreement, may be effected only by the action of a majority of such Continuing Directors.

   The Merger. The Merger Agreement provides that no later than two business days after the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement, the Purchaser will be merged with and into the Company. Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Parent.

   If required by the NYBCL, the Company will call and hold a meeting of its shareholders following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Parent or the Purchaser or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement. Under the NYBCL, Parent may cause Purchaser to merge with and into the Company without a vote of the Company's remaining shareholders if the Purchaser owns at least 90% of the outstanding Shares. Consequently, if the number of Shares in the Offer, together with the number of Shares owned by Parent and the Purchaser, constitutes 90% or more of the outstanding Shares, on a fully diluted basis, Parent intends to immediately effect the Merger. Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by Parent or any of its subsidiaries or by the Company or any of its subsidiaries, all of which will be cancelled, and shareholders who properly exercise their appraisal rights, if any, in accordance with the NYBCL -- See
Item 8 hereof) will be converted into the right to receive the Merger Consideration.

   Conditions to the Merger. The Merger Agreement provides that the obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction on or prior to the Effective Time of each of the following conditions any and all of which may be waived in whole or in part by the Company, Parent or Purchaser as the case may be, to the extent permitted by applicable law:

        (a) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Company's Certificate of Incorporation;

        (b) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any governmental entity precluding, restraining, enjoining or prohibiting consummation of the Merger; and

        (c) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

   Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser, including but not limited to representations relating to corporate existence and power; capital structure; corporate authorizations; subsidiaries; SEC filings; financial statements; absence of certain changes (including any material adverse effect on the business, results of operations, or financial condition of the Company); employee benefit plans; ERISA; government authorizations; litigation; compliance with laws; labor matters; environmental matters; taxes; intellectual property; accuracy of certain disclosures to be made in connection with preparation of the Offer documents; the opinion of the Company's financial advisor; and brokers.

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   Certain representations and warranties in the Merger Agreement made by the
Company and Parent are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Schedule 14D-9, the term "Material Adverse Effect" generally means any change or effect (or any development that, in so far as can be reasonably foreseen, is likely to result in any change or effect) that is materially adverse to the business, properties, assets, prospects, financial condition or results of operations of such party and its subsidiaries taken as a whole.

   Pursuant to the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to their corporate existence and power; good standing; corporate authority; corporate authorizations; the accuracy of certain disclosures to be made in connection with preparation of the Offer documents; their ability to finance the Offer and the Merger; and brokers.

   Covenants. The Merger Agreement contains various covenants of the parties thereto. A description of certain of these covenants follows.

   The Merger Agreement provides that, prior to the time the designees of Parent have been elected or appointed to, and shall constitute a majority of, the Board, or the Merger Agreement is terminated, the Company:

     o will, and will cause each of its subsidiaries to, (A) carry on their respective businesses in the ordinary course; (B) confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations;

     o will not, and will not permit any of its subsidiaries to, directly or indirectly, amend its certificate of incorporation or by-laws or similar organizational documents;

     o will not, and will not permit any of its subsidiaries to, (A)(i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, except that a wholly-owned subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (ii) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (B) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of options outstanding on the date of the Merger Agreement in accordance with the option plans as in effect on the date of the Merger Agreement; or (C) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company;

     o will not, and will not permit it subsidiaries to, except as permitted by the Merger Agreement, acquire or agree to acquire
             (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company or any of the Company's subsidiaries) or (B) any assets, including real estate, except purchases in the ordinary course of business consistent with past practice;

     o will not, and will not permit its subsidiaries to, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, amend or terminate any material contract where such amendment or termination would have a Material Adverse Effect on the Company, or waive, release or assign any material rights or claims;

     o will not, and will not permit its subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

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     o       will not, and will not permit its subsidiaries to, (A) enter into any employment or severance agreement with or grant any severance or termination pay to any officer, director or key employee of the Company or any of its subsidiaries; or (B) hire or agree to hire any new or additional executives or senior officers;

     o will not, and will not permit its subsidiaries to, except in the ordinary course of business and except as required to comply with applicable law or contracts disclosed in the documents filed by the Company with the SEC since April 1, 1999 or otherwise disclosed to Parent or expressly provided in the Merger Agreement, (A) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any benefit plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such benefit plans with the terms of the Merger Agreement, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, (C) pay any benefit not provided for under any benefit plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder);

     o will not, and will not permit any of its subsidiaries to, (A) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (B) materially increase its bank debt; (C) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (D) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business and consistent with past practice); or (E) enter into any material commitment or transaction except in the ordinary course of business consistent with past practice;

     o will not, and will not permit any of its subsidiaries to, change any of the accounting methods used by it unless required by generally accepted accounting principles;

     o will not, and will not permit its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; or, except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

     o will not, and will not permit its subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and

     o will not, and will not permit its subsidiaries to, take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality to become untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Offer not being satisfied (subject to the Company's right to take action specifically permitted under the terms of the Merger Agreement).

   Access; Confidentiality. The Merger Agreement provides that, prior to the time the designees of Parent have been elected or appointed to, and shall constitute a majority of, the Board, or the Merger Agreement is terminated, the Company:

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     o       shall, and shall cause each of its subsidiaries to, afford to the representatives of Parent reasonable access on reasonable prior notice during normal business hours, throughout the period prior to the earlier of the effective time of the Merger (the
             "Effective Time") or the termination of the Merger Agreement, to all of its properties, offices, employees, contracts, commitments, books and records (including but not limited to tax returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws.

     o shall, and shall cause each of its subsidiaries to, furnish promptly to Parent such additional financial and operating data and other information as to its and its subsidiaries' respective businesses and properties as Parent may from time to time reasonably request. Parent and Purchaser will make all reasonable efforts to minimize any disruption to the businesses of the Company and its subsidiaries which may result from the requests for data and information hereunder and pursuant to the terms of the Merger Agreement.

   The Merger Agreement further provides that Parent, the Purchaser and the Company will be bound by the terms of a letter agreement, dated November 11, 2000, between Parent and the Company.

   Further Action; Reasonable Best Efforts. The Merger Agreement provides that:

     (1) Upon the terms and subject to the conditions provided in the Merger Agreement, each of Parent, Purchaser and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective in the most expeditious manner practicable, the Offer and the other transactions, including, (A) the preparation and filing with the SEC of the offer documents, this
    Schedule 14D-9, the information required to be distributed to the shareholders of the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder as is necessary so as to enable Parent's designees to be elected to the Board pursuant to the terms of the Merger Agreement, the preliminary proxy statement and the proxy statement and all necessary amendments or supplements thereto; (B) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from any governmental entity and the making of all necessary registrations and filings (including filings with any governmental entity, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity; (C) the obtaining of all necessary consents, approvals or waivers from third parties; (D) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of any of the transactions contemplated by the Merger Agreement (the "Transactions"), including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (E) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement.

     (2) Each of the Company, Parent and Purchaser shall give prompt notice to the other of (i) any of their representations or warranties contained in the Merger Agreement becoming untrue or inaccurate in any respect (including receiving knowledge of any fact, event or circumstance which may cause any representation qualified as to knowledge to be or become untrue or inaccurate in any respect) or (ii) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

   Employee Benefits; Current Obligations. The Merger Agreement provides that the Parent will, or will cause the Surviving Corporation to, give all persons who are employed by the Company immediately prior to the Effective Time full credit for purposes of eligibility and vesting, under any tax-qualified employee benefit plans or arrangements maintained by Parent or the Surviving Corporation for such employees' service with Parent or the Surviving Corporation to the same extent recognized by the Company immediately prior to the Effective Time. For a period of one year immediately following the

Effective Time, Parent has agreed that the coverage and benefits provided to the Company's employees pursuant to employee benefit plans or arrangements maintained by Parent or Surviving Corporation and generally applicable to a group or groups of employees (including certain bonus arrangements, after which Parent will consider appropriate bonus arrangements going forward) shall be, in the aggregate, not less favorable than those provided to such employees immediately prior to the Effective Time. Pursuant to the Merger Agreement, Parent also agreed to cause the Company to honor certain employment agreements with officers of the Company and its subsidiaries.

   Stock Options. The Merger Agreement provides that at or immediately prior to the Effective Time, each then outstanding option and warrant to purchase any shares of capital stock of the Company (in each case, an "Option") shall be cancelled by the Company. In consideration of such cancellation of Options with an exercise price of less than the Offer Price, the Company (or, at Parent's option, the Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest) In connection with such cancellation, the Company shall use its best efforts to obtain such consents from holders of Company Options as are required pursuant to the plans (the "Option Plans"). The Company shall take all other actions necessary and appropriate so that all stock option, other equity based plans or deferred compensation plans maintained with respect to the Shares, including, without limitation, the Option Plans, shall terminate as of the Effective Time (except for the payments to be made out of the cash assets remaining in the deferred compensation plans (including interest thereon) to be paid to the participants, at the option of the Company, either
(i) in a lump sum upon termination of the plans or (ii) one-third in each of January 2002, January 2003 and January 2004) and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Option Plan or other benefit plan shall have any right thereunder to acquire any capital stock of the Company, Parent, Purchaser or the Surviving Corporation.

   Notification of Certain Matters. The Merger Agreement provides that each of the Company, Parent and Purchaser shall give prompt notice to the other of
(i) any of their representations or warranties contained in the Merger Agreement becoming untrue or inaccurate in any respect (including receiving knowledge of any fact, event or circumstance which may cause any representation qualified as to knowledge to be or become untrue or inaccurate in any respect) or (ii) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

   No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided, that nothing contained in the Merger Agreement prohibits the Company or the Board from (i) taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, or (ii) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board, after receiving advice from outside legal counsel, is required under applicable law, provided that the Company may not, except as permitted under the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of the Merger Agreement, the Company was required to immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any person or group and may negotiate and participate in discussions and negotiations with such person or group concerning a Takeover Proposal (as defined below) if:

    (x) such person or group has submitted a Superior Proposal (as defined below); and

    (y) the Board determines in good faith based on advice of outside legal counsel that such action is necessary for the Board to comply with its fiduciary duty under applicable law.

The Company is then required to promptly (but in no case later than 24 hours) notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Takeover Proposal, and the Company must immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Takeover Proposal and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation, and must provide Parent with a copy of such proposal or inquiry, if available. The Company must promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Takeover Proposal which was not previously provided to Parent. The Company must keep Parent informed of the status and details of any such Takeover Proposal and of any amendments or proposed amendments to any Takeover Proposal and must promptly (but in no case later than 24 hours) notify Parent of any determination by the Board that a Superior Proposal has been made.

   Except as set forth in the Merger Agreement, neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, subject to compliance with the provisions of the Merger Agreement, if, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Board determines in good faith, based upon the advice of outside legal counsel, that its failure to do so would constitute a breach of its fiduciary duties under applicable Law, the Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following Parent's receipt of written notice (including by facsimile) from the Company advising Parent that the Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, but only if Parent has not, within such five business days, made such adjustments to the terms and conditions of the Merger Agreement as would cause the Superior Proposal to no longer qualify as such. The Company shall promptly deliver to Parent a copy of the minutes of any meeting of its Board of Directors at which it determines that a Takeover Proposal is a Superior Proposal.

   "Takeover Proposal," as defined in the Merger Agreement, means any bona fide proposal or offer, whether in writing or otherwise, from any Person other than Parent, Purchaser or any affiliates thereof (a "Third Party") to acquire beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of all or a material portion of the assets of the Company or any of its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either the Company or any of its subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of or 20% or more of the equity interest in either the Company or any of its subsidiaries.

   "Superior Proposal," as defined in the Merger Agreement, means an unsolicited bona fide written proposal by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company or to acquire, directly or indirectly, the Company by merger or consolidation, and otherwise on terms which the Board determines in good faith to be more favorable to the Company's shareholders (taking into account the time period reasonably believed necessary to consummate such transaction) than the Offer and the Merger (after receipt of opinion of a nationally recognized independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger, and after taking into account all legal, financial and regulatory aspects of such proposal, the identity of the Third Party making such proposal, and the benefits to be derived by the Company from the Transactions), for which financing, to the extent required, is then committed and which, in the good faith reasonable judgment of the Board, be consummated.

   Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable New York Law, the terms of the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable New York Law, the terms of the Surviving Corporation's certificate of incorporation or by-laws, indemnify and hold harmless, each present and former director or officer of the Company and each other person to whom indemnification is provided under the Company's By-Laws as in effect on the date of the Merger Agreement (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, brought or filed, (x) arising out of or pertaining to the Transactions or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time, in each case for a period of six years after the date of the Merger Agreement; provided, further, that the Surviving Corporation may not amend the terms of its certificate of incorporation or by-laws to be less favorable with respect to such indemnification than the Company's Certificate of Incorporation or By-Laws on the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The indemnity agreements of the Surviving Corporation in the Merger Agreement extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each Person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries.

   For a period of three years after the Effective Time, Parent must cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those Persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to Parent) on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 125% of the annual premium currently paid by the Company for such coverage; and provided further, that, if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 125% of the annual premium.

   Parent Undertaking. The Merger Agreement provides that Parent shall be responsible for and shall cause the Purchaser to perform all of its obligations under the Merger Agreement in a timely manner.

   Takeover Statute. The Merger Agreement provides that in no event shall the Company's approval of the Merger Agreement, the Offer, the acquisition of the Shares pursuant to the Offer and the Merger for purposes of Section 912 of the NYBCL be withdrawn, revoked or modified by the Board. If any state takeover statute other than Section 912 of the NYBCL becomes or is deemed to become applicable to the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the Company shall take all action necessary to render such statute inapplicable to all of the foregoing.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

        (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have a majority of the directors pursuant to the terms of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

        (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement or (ii) any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and non-appealable.

        (c) By either of Parent or the Company if the Effective Time shall not have occurred on or before June 30, 2001; provided, that the party seeking to terminate the Merger Agreement for such reason, such party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date.

        (d) By the Company:

            (i) if the Company has entered into an agreement with respect to a Superior Proposal in accordance with the terms of the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to the Parent of its expenses and the Termination Fee (as defined below);

            (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this provision of the Merger Agreement if the Company is in material breach of the Merger Agreement;

            (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; provided that the Company may not terminate the Merger Agreement pursuant to this provision of the Merger Agreement if the Company is in material breach of the Merger Agreement; or

            (iv) if there shall be a material breach by Parent or Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement.

        (e) By Parent or Purchaser:

            (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal;

                (B) there shall have been a material breach of any provision of the non-solicitation provisions of the Merger Agreement;

            (ii) if Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares thereunder, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is in material breach of the Merger Agreement;

            (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; or

            (iv) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

   Fees and Expenses. The Merger Agreement provides that, except as otherwise specified below, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated.

        (a) If Parent or Purchaser terminates the Merger Agreement because the Company has withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal, or the Company terminates the Merger Agreement because it has entered into an agreement with respect to a Superior Proposal, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $3,000,000 (the "Termination Fee").

        (b) If the Termination Fee becomes payable or Parent or Purchaser terminates the Merger Agreement due to a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination an amount equal to Parent's and Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transactions, including, without limitation, the fees and expenses payable to all banks, investment banking firms and other financial institutions and Persons and their respective agents and counsel incurred in connection with acting as Parent's or Purchaser's financial advisor with respect to, or arranging or committing to provide or providing any financing for, the Transactions up to $1,000,000.

   Parent shall be solely responsible for any and all filing fees that are payable in connection with or on account of any filing by Parent or any other party concerning the transactions contemplated by the Merger Agreement under or pursuant to the HSR Act.

   Amendment and Waiver. The Merger Agreement provides that subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated thereby, by written agreement of the parties thereto, at any time prior to the effective date of the Merger with respect to any of the terms contained therein; provided, however, that after the approval of the Merger Agreement by the shareholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration or otherwise adversely affect the rights of shareholders.

  3. STOCK OPTION AGREEMENT.

   In connection with the Merger Agreement, Parent and the Company have entered into a Stock Option Agreement, dated as of December 10, 2000 (the "Stock Option Agreement"). Parent subsequently assigned all its rights in the Stock Option Agreement to Purchaser. The following summary of certain provisions of the Stock Option Agreement is qualified in its entirety by reference to the complete text of the Stock Option Agreement, a copy of the form of which is filed as
Exhibit 3 hereto and is incorporated by reference in this Schedule 14D-9. Capitalized terms used in the following summary and not otherwise defined below shall have the meanings set forth in the Stock Option Agreement.

   Under the Stock Option Agreement, the Company has granted Parent an irrevocable option (the "Company Option") to purchase from the Company up to 1,138,596 newly issued Shares (the "Option Shares"), at an exercise price of $18.00 per Share in cash. Parent has assigned its rights under the Stock Option Agreement to the Purchaser.

   The Company Option is not presently exercisable and will not become exercisable until January 2, 2001. The Company Option may be exercised by the Purchaser, in whole or in part.

   The Company has made certain representations and warranties in the Stock Option Agreement, including with respect to (i) its authority to enter into and perform its obligations under such Stock Option Agreement and the absence of required consents and statutory or contractual conflicts or violations, and (ii) the absence of liens or any other encumbrances on or in respect of the Option Shares.

   The Stock Option Agreement provides that the Company Option will terminate, without any action by Parent or the Company, in certain circumstances where: (a) Purchaser fails to commence the Offer within 10 business days after the date thereof, except if the Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) shall have recommended a Takeover Proposal, or (iii) shall have adopted any resolution to effect any of the foregoing; (b) Purchaser fails to purchase Shares pursuant to the Offer, because (i) there shall be threatened by a governmental entity or pending any suit, action or proceeding (A) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, (B) seeking to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (C) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer, (D) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other Transactions, (E) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (F) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders; (ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (A) through (F) of paragraph (i) above; (iii) there shall have occurred and be continuing (A) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (D) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (E) any decline in the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies or the Nasdaq Composite Index by an amount in excess of 20% measured from the close of business on the date of the Merger Agreement or (F) in the case of any of the situations in clauses (A) through (E) inclusive, existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; (iv) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate (without giving effect to any limitation as to "knowledge," "materiality" or "material adverse effect" set forth therein), or the failure to perform or comply with such obligations, agreements or covenants, which do not, individually or in the aggregate, have a Material Adverse Effect on the Company or a materially adverse effect on the ability to consummate the Offer or the Merger; or (v) there shall have occurred any event or any development of a state of facts or circumstances that constitutes a Material Adverse Change or has a Material Adverse Effect on the Company; (c) Parent or the Company terminates the Merger Agreement (i) with the mutual written consent of the other party; provided, however, that if Parent shall have a majority of the directors pursuant to the terms of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors; (ii) if (1) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement or (2) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and non-appealable; or (iii) if the Effective Time shall not have occurred on or before June 30, 2001; provided, that the party seeking to terminate the Merger Agreement for such reason, such party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date; (d) Parent terminates the Merger Agreement (i) if Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares thereunder, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is in material breach of the Merger Agreement; (ii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth under "Merger Agreement -- Offer Conditions" in part 2 of this Item 3, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; or (iii) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement; (e) the Company terminates the Merger Agreement (i) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this provision of the Merger Agreement if the Company is in material breach of the Merger Agreement; (ii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; provided that the Company may not terminate the Merger Agreement pursuant to this provision of the Merger Agreement if the Company is in material breach of the Merger Agreement; or (iii) if there shall be a material breach by Parent or Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement, in, the cases of (i) and (ii) only if the failure of Purchaser to commence the Offer or purchase Shares is not due to the failure of the condition set forth in paragraph (a) hereto.

  4. VOTING AND OPTION AGREEMENT.

   In connection with the Merger Agreement, Karl H. Kostusiak, Chairman and Chief Executive Officer of the Company, and David B. Lederer, Executive Vice President of the Company (collectively, the "Agreement Shareholders") have entered into a Voting and Option Agreement, dated as of December 10, 2000, with Parent (the "Voting and Option Agreement"). Parent has assigned its rights under the Voting and Option Agreement to the Purchaser.

   The following summary of certain provisions of the Voting and Option Agreement is qualified in its entirety by reference to the complete text of the Voting and Option Agreement, which is filed herewith as Exhibit 4 and is incorporated by reference herein. Capitalized terms used in the following summary and not otherwise defined below shall have the meanings set forth in the Voting and Option Agreement.

   Each Agreement Shareholder has agreed to tender (and not withdraw) his Shares (the "Agreement Shares") pursuant to the Offer. In addition, each Agreement Shareholder has agreed not to transfer, sell, offer, pledge or otherwise dispose of or encumber, or grant any proxies for or enter into any voting agreements or arrangements respecting, any of the Agreement Shares until the consummation of the Merger, the expiration of the period commencing January 2, 2001 and expiring, without any action by Parent or the Company's shareholders, upon the termination of the Offer or the Merger Agreement under certain circumstances (the "Option Period"), the purchase of the Agreement Shares by Parent or the date the Voting and Option Agreement is terminated.

   Each Agreement Shareholder has retained all voting rights with respect to the Agreement Shares, except he has agreed to irrevocably appoint the officers of Parent the lawful agent, attorney, and proxy of the Agreement Shareholder, to (a) vote the Agreement Shares in favor of the Merger, (b) vote the Agreement Shares against any action or agreement that would result in a breach in any material aspect of any covenant, representation, or warranty or any other obligation of the Company under the Merger Agreement; and (c) vote the Agreement Shares against any action or agreement that would impede, interfere with, delay, postpone, or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, rights offering, consolidation or other business combination involving the Company, (ii) a sale or transfer of a material amount of the assets of the Company or a reorganization, recapitalization, or liquidation of the Company, (iii) any change in the management or Board, except as otherwise agreed to in writing by Parent, or (iv) any other change in the Company's corporate structure.

   Each Agreement Shareholder also irrevocably granted to Parent an option to purchase his Agreement Shares at the Offer Price. Parent can exercise this option, in whole and not in part, at any time after January 2, 2001.

   In the event that: (i) the option is exercised, (ii) the Merger is not consummated and (iii) any party other than Parent and its subsidiaries acquires, through merger or otherwise, all or substantially all of the business or assets of the Company pursuant to a transaction or series of transactions providing aggregate consideration to shareholders of the Company greater than $18 per Share (the "Alternative Consideration"), then within 5 days following receipt of such consideration by Parent or its affiliates, Parent shall pay to each of the Shareholders the product of (x) the amount by which the Alternative Consideration exceeds $18 and (y) the number of Shares sold by such shareholder to Parent pursuant to the option.

   Each Agreement Shareholder has made certain representations and warranties in the Voting and Option Agreement, including with respect to (i) ownership of his Shares and his Agreement Shares, (ii) the authority to enter into and perform his/its obligations under such Voting and Option Agreement and the absence of required consents and statutory or contractual conflicts or violations, and (iii) the absence of liens or any other encumbrances on or in respect of his/its Shares and his Agreement Shares.

   The Voting and Option Agreement, and all rights and obligations under the Voting and Option Agreement, terminates upon the earlier of (a) the expiration of the Option Period, (b) the purchase of the Agreement Shares,
(c) the agreement of the parties to terminate the Voting and Option Agreement, or (d) the consummation of the Merger.

   5. INDEMNIFICATION.

   Article V, Section 2 of the Company's By-Laws, as amended and restated by the Company's Board of Directors on February 21, 2000, requires the Company to indemnify to the maximum extent permitted by law each of its directors and officers for all reasonable expenses and any other liabilities paid or incurred by reason of the fact that such person is or was a director or officer of the Company. To the maximum extent permitted by law, the Company must make advances of expenses incurred by any such person in connection with an action prior to final disposition of such action, subject to receipt by the Company of an undertaking by or on behalf of such person to repay such advances to the extent such person is ultimately found not to be entitled to indemnification. Such indemnification shall inure to the benefit of such person's testator or intestate. The right of such indemnification is deemed to constitute a contract between the Company and the persons entitled thereto and may not, without the consent of such persons, be amended or repealed with respect to any act or omission occurring or allegedly occurring prior to the end of the term of office such person. A copy of such Article V is filed as Exhibit 5 hereto, and is incorporated herein by reference.

   The Merger Agreement provides that the Company's officers and directors shall have continued rights to indemnification and insurance, as described under "The Merger Agreement -- Directors' and Officers' Insurance and Indemnification" under part 2 of this Item 3.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 RECOMMENDATION OF THE BOARD.

   The Board (a) has unanimously determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company's shareholders, (b) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (c) unanimously recommends that the Company's shareholders accept the Offer and tender their Shares to Purchaser pursuant to the offer and, if approval and adoption is required under applicable law, approve and adopt the Merger Agreement.

 BACKGROUND.

   Five years ago, the Company committed to becoming a worldwide, full-catalog supplier of electronic protection equipment to professional installation and service companies. With this goal in mind, the Company adopted a strategy to: (a) expand its product catalog, (b) expand its market reach, (c) increase its manufacturing capacity and (d) improve its overall cost structure. The Company has invested considerable financial, managerial and other resources in connection with this strategy. The Company believes that these investments will have a positive impact on its long-term performance, but have had a short-term negative impact on the Company's performance and stock price, which may not reflect the Company's future potential.

   Since 1997, the Company has had intermittent discussions with Bosch (as well as other well-known companies in the industry) regarding various potential business transactions, arrangements and combinations. Bosch again approached the Company in late 1999 to express its interest in an acquisition. At that time, the Board authorized management to pursue discussions regarding a partial or total acquisition of the Company by Bosch.

   Representatives of Bosch and the Company had several meetings between February and May 2000. Bosch's representatives twice visited the Company's offices for presentations regarding the Company's technology. Senior Company executives also met with Bosch and its investment banker in New York City on one occasion. In addition, the Company arranged for Bosch to visit its manufacturing facility in Zhuhai, China.

   After various meetings and other communications, the Company ended these discussions, since the Board believed the valuation of $14 per Share indicated by Bosch was inadequate.

   The Company subsequently discussed an alternative transaction with Bosch that would have provided those shareholders who wanted to sell their Shares for cash at an above-market price with an opportunity to do so, while providing other shareholders who wished to retain their Shares with the opportunity to participate in the future growth of the Company. Discussions progressed satisfactorily with Bosch's security systems division; however, Bosch senior management subsequently decided not to proceed with the transaction. These discussions terminated in approximately May 2000.

   On May 12, 2000, Ultrak, Inc. ("Ultrak"), a shareholder of the Company, notified the Company that it was nominating a slate of candidates for election to the Board at the Company's 2000 annual meeting of shareholders, thereby commencing a proxy contest for control of the Company. Ultrak stated at the time that its directors, if elected, and subject to their fiduciary duties to the shareholders of the Company, would seek to negotiate a sale of the Company or take other steps to maximize shareholder value.

   On July 21, 2000 the Company engaged Fleet Securities, Inc. ("Fleet Securities") to provide financial advisory and investment banking services to the Company and to explore various strategic alternatives available to it, including (a) one or more possible acquisitions by the Company of, business combinations involving the Company with, or other strategic equity investments by the Company in, a third party and/or (b) a possible sale of, business combination involving, or other strategic equity investment by a third party in, the Company.

   On August 30, 2000 Fleet Securities reviewed with the Board certain analyses and valuations it had performed relating to the Company. Fleet Securities performed a comparable companies analysis, a precedent transaction analysis and a discounted cash flow analysis. Fleet Securities also analyzed the financial implications to the Company as well as the potential valuations that might be realized upon certain strategic alternatives, including a leveraged buyout of the Company, a Share repurchase, the payment of special dividends by the Company, a minority investment in the Company by a third party and a business combination involving the Company. As part of this analysis, Fleet Securities examined the potential debt capacity of the Company and estimated theoretical values that may be paid for the Shares in a business combination where such combination would not be dilutive to a strategic acquirer's earnings in calendar year 2001. These analyses were presented to the Board in connection with the Board's general efforts to enhance shareholder value, and were not presented with respect to any particular offer or proposal that the Company had received.

   In a letter to the Board dated September 23, 2000, Bosch formally proposed to acquire Detection Systems for $14 per Share in cash, subject to certain conditions. The Board met several times, both formally and informally to consider Bosch's proposal. At a meeting on October 5, 2000, Fleet Securities noted that its analyses of the value of the Company had not materially changed from its presentation of August 30, 2000. After further discussions at a meeting on October 12, 2000, and after considering the Company's prospects as a stand alone entity, its track record of financial results and its growth potential due to its significant investments, as well as Fleet Securities' analyses of the Company's value and other factors, the Board unanimously determined that $14 per Share did not represent a fair value for the Company and rejected the Bosch offer.

   On October 31, 2000 the Board authorized Fleet Securities to contact third parties who might have a strategic interest in the Company, which could include a joint venture arrangement, leveraged buyout, licensing agreement, minority investment or potential sale of the Company. In furtherance of this assignment, Fleet Securities prepared offering materials respecting the Company and its business, developed a list of potential recipients of those offering materials, and contacted 13 parties who were regarded as potentially interested in pursuing a strategic transaction with the Company, including several parties who had previously expressed an interest in the Company. Of those parties, 8 initially expressed an interest in reviewing materials with respect to the Company, 7 executed confidentiality agreements and six parties (including Bosch) had expressed interest in continuing discussions with the Company. By November 16, 2000, four parties had submitted initial indications of interest at prices ranging from $13.04 to $16.95 per Share. All of those indications of interest were subject to conditions, including completion of due diligence and the receipt of certain approvals. Thereafter, those parties conducted more detailed due diligence with respect to the Company.

   Each of the potential bidders was advised to submit its best offer by no later than December 6, 2000; On that day, Bosch submitted a proposal at $17 per Share, another company ("Company A") submitted a proposal at $18 per Share, and a third company ("Company B") submitted a proposal at $16.25 per Share. After further discussion, Bosch increased its offer to $18 per Share and Company B increased its offer to $17.50 per Share and indicated that it had received board approval for the transaction.

   At a meeting of the Board held on December 8, 2000, the Board considered the terms of the proposals made by Bosch, Company A and Company B, including the terms contained in the proposed forms of merger agreement submitted by each. The Board especially noted that the proposals of Company A and Company B were subject to substantial conditions. The Company A proposal was subject to the approval of its own board of directors, additional due diligence and completion of financing arrangements, and the Company B proposal was subject to additional due diligence. In contrast, the Bosch proposal was fully financed, required no additional due diligence and was subject to very few conditions, all of which appeared capable of being readily fulfilled. At the request of the Board, Fleet Securities delivered its oral opinion to the effect that the $18 per Share cash consideration was fair, from a financial point of view, to the shareholders of the Company. After discussing the proposals with its legal and financial advisors, the Board determined that because it had fewer conditions and was more likely to be consummated, the transaction with Bosch was superior to the transaction with Company A. The Bosch proposal also appeared more advantageous with respect to the Company's customers, employees and other constituencies. The Board then approved the Bosch proposal, subject to (a) receipt of a written fairness opinion from Fleet Securities, (b) receipt of the analyses supporting Fleet Securities' fairness opinion, (c) negotiation by the Company's senior management of satisfactory documentation and (d) no superior proposal being made prior to the time such documentation was entered into.

   The Board authorized its advisors to contact Company A to determine whether it would be willing to eliminate the significant conditions to its proposal, and to increase its price. Fleet Securities and the Company's counsel then spoke with representatives of Company A, who indicated that it
(a) would seek its own board's approval of the proposed transaction on the evening of December 10, (b) would eliminate the financing condition (although it still needed to obtain financing to fund the transaction), (c) believed it could complete its due diligence over the next two days (but might require additional representations and warranties) and (d) would be willing to increase its proposal by $0.25 per Share, all provided, however, that it be given exclusive negotiating rights for the next two days. Representatives of the Company also contacted Bosch in an effort to determine whether Bosch would be willing to increase its offer. However, Bosch made clear that it was unwilling to do so.

   The Board considered the responses of Bosch and Company A on December 8, and reconvened on the morning of December 9 to give the matter further consideration. Following such consideration, the Board determined that (i) there was no assurance that Company A's board would approve a transaction with the Company, (ii) there was no assurance that Company A could complete its due diligence promptly or that, as a result of such due diligence, Company A would not revise its price or impose further conditions on its proposal, (iii) there remained a risk that satisfactory financing for the transaction could not be obtained and (iv) Bosch had indicated that it would consider withdrawing its offer if the Company did not indicate a willingness to proceed promptly to negotiate a definitive agreement with Bosch. In light of (1) the small financial difference between the Bosch offer and the potential improved proposal by Company A, (2) the greater degree of certainty that the transaction with Bosch would be completed, (3) the risk that Bosch's proposal might be withdrawn if it was not pursued and (4) the advantages of the Bosch transaction with respect to the Company's customers, employees and other constituencies, on December 9 the Board determined to reject Company A's demand for exclusive negotiating rights and to proceed with negotiations with Bosch.

   On December 10, Bosch and its advisors met with the Company and its advisors to negotiate final documentation with respect to the Bosch offer. As part of such negotiations, and at the Board's request, Bosch reduced by $1 million the size of the termination fee it had proposed to be included in the Merger Agreement. Later the same day, the Board met and determined to reaffirm its conclusions reached on December 8. Shortly afterward, Bosch and the Company executed the Merger Agreement and the Option Agreement, and Messrs. Kostusiak and Lederer entered into the Voting and Option Agreement with Bosch.

   On December 20, 2000, Purchaser commenced the Offer.

 REASONS FOR THE BOARD'S RECOMMENDATION; FACTORS CONSIDERED.

   In approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, the Board considered a number of factors including:

   1. The historical market prices, price to earnings ratios, EBITDA multiples, recent trading activity and trading range of the Shares, including the fact that the Offer Price represents (a) a premium of approximately 110% over the $8.5625 closing price of the Shares on The Nasdaq Stock Market on October 13, 2000, the last full trading day prior to the announcement that Bosch had made a proposal to acquire the Company, and (b) a premium of approximately 39.8% over the $12.875 closing price of the Shares on The Nasdaq Stock Market on December 7, 2000, the last full trading day prior to the meeting of the Board to approve the Merger Agreement.

   2. The financial condition, results of operations and cash flows of the Company, including the outlook for the Company's third fiscal quarter ending December 31, 2000.

   3.      The current national and international economic climate.

   4. The fairness opinion of Fleet Securities rendered at the meeting of the Board held on December 8, 2000 and confirmed in writing on December 10, 2000, as well as the analysis of Fleet Securities supporting such opinion. The full text of the written opinion of Fleet Securities, dated as of December 10, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 and is filed as Exhibit 7 hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

   5. The fact that the consideration to be paid in the Offer and the Merger is all cash.

   6. The transaction has been structured to include a first-step cash tender offer for all of the outstanding Shares, thereby enabling shareholders who tender their Shares to promptly receive $18 per Share in cash, and the fact that any public shareholders who do not tender their Shares will receive the same cash price per Share in the subsequent Merger.

   7. The likelihood of the consummation of the transactions contemplated by the Merger Agreement due to (a) the fact that the Offer and the Merger are not subject to any consents and approvals, other than the filing required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, (b) the fact that Purchaser's obligations under the Offer are not subject to any financing condition, (c) the representations of Bosch in the Merger Agreement that it or Purchaser has available sufficient funds to consummate the Offer and the Merger and (d) Bosch's financial strength.

   8. The fact that the Offer provides shareholders of the Company with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares.

   9. The results of the discussions with certain companies in the security industry regarding a possible strategic alliance, partnership, business combination, acquisition or similar transaction with the Company.

   10. The fact that since the Company's public disclosure that it would be exploring strategic alternatives to enhance shareholder value, no other party had presented the Company with an acquisition proposal that, taken as a whole, would be more favorable to the Company and its shareholders than the Offer and the Merger, including timing and certainty of completion.

   11. The other provisions of the Merger Agreement, including the respective representations, warranties and covenants proposed by the parties, and the response of Bosch to the proposed merger agreement prepared by the Company's counsel as compared to the responses of Company A and Company B.

   12. That, pursuant to the Merger Agreement, the Company and its representatives may (a) furnish to any third party who might submit an unsolicited Takeover Proposal (as defined in the Merger Agreement) (a "Third Party Acquiror") information concerning the Company's business, properties or assets, and (b) participate in discussions or negotiations with such Third Party Acquiror concerning an unsolicited Takeover Proposal, if in each case the Board determines, in good faith, based on advice of its financial advisor and counsel, that such Takeover Proposal is a Superior Proposal.

   13. That, pursuant to the Merger Agreement, the Board has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal, if (a) the Board has determined, in good faith, based upon the advice of legal counsel, that it is required to accept such proposal to discharge properly its fiduciary duties under applicable law, (b) the Company gives Bosch five full business days advance notice of the Company's intention to accept such Superior Proposal and (c) the Company, prior to termination, pays to Bosch a $3 million termination fee, plus up to $1 million in itemized expenses.

   14. The aggregate amount of the termination fee and the expense reimbursement fee, relative to other transactions, and the circumstances under which such fees would be payable to Bosch pursuant to the Merger Agreement, appear reasonable taking into account that (a) Bosch was only willing to make its proposal on the express condition that the Company agreed to such a termination fee and expense reimbursement fee upon the terms set forth in the Merger Agreement; and (b) the belief of the Board that the aggregate amount of the termination fee and the expense reimbursement fee, which amount to approximately $0.56 per Share, would not be likely to deter potentially interested third parties from pursuing an acquisition of the Company. The Board also considered the Stock Option Agreement, and the fact that Bosch was only willing to make its proposal on the express condition that the Company enter into the Stock Option Agreement.

   15. That, pursuant to the Merger Agreement, Bosch has agreed that, for a one-year period following the Effective Time, Bosch will provide, or cause the Surviving Corporation and its subsidiaries and successors to provide, those persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries and who continue in such employment following the Effective Time ("Continuing Employees"), with benefits that are, in the aggregate, not less favorable than those provided to such employees immediately prior to the Effective Time.

   16. The business reputation and capabilities of Bosch and its management.

   17. The possible loss of customers and employees due to the uncertainty surrounding the future direction of the Company, and the Board's concern that the opportunity to maximize value for shareholders might be in jeopardy as a result of such uncertainty.

   18. That, while the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company.

   The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

 INTENT TO TENDER.

   For tax reasons, certain officers of the Company may exercise stock options and/or sell some of their Shares in the open market between the date hereof and December 31, 2000. Except as otherwise provided herein, to the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

 OPINION OF INVESTMENT BANKER.

   On July 21, 2000, the Company retained Fleet Securities as its exclusive financial advisor in connection with the Company's efforts to explore various strategic alternatives to enhance value for the

Company's shareholders. On December 10, 2000, at a meeting of the Company's Board, Fleet Securities delivered to the Board its written opinion that the cash consideration to be paid to shareholders of the Company (other than Purchaser, Parent or any of their affiliates) was fair, from a financial point of view, to such shareholders. The Fleet Securities opinion was: (i) made as of December 10, 2000; (ii) based on certain assumptions; and (iii) limited in its coverage to a specified scope of review.

   No limitations were imposed by the Board on Fleet Securities with respect to the investigations made or procedures followed by it in furnishing its opinion. The cash consideration to be paid to holders of Shares in the Offer and the Merger was determined through negotiations between the managements of the Company and Parent.

   The full text of the Fleet Securities opinion can be found attached to this Schedule 14D-9 as Exhibit 7. The opinion sets forth, among other things, the assumptions made, matters considered and limitations on Fleet Securities' review, and is incorporated into this Schedule 14D-9. This summary of the Fleet Securities opinion is qualified in its entirety by reference to the full text of the Fleet Securities opinion, and you are urged to read the Fleet Securities opinion in its entirety. The Fleet Securities opinion was prepared for the benefit and use of the Board in its consideration of the Offer and the Merger. The opinion is not a recommendation to shareholders of the Company as to whether they should tender their shares or how they should vote on, or take any other action with respect to, the Merger.

   In connection with Fleet Securities' role as the Company's financial advisor and the preparation of its opinion, Fleet Securities, among other things:

   o reviewed certain publicly available financial statements and other business and financial information of the Company;

   o reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company's management;

   o reviewed certain financial forecasts and other forward looking financial information prepared by the Company's management;

   o held discussions with the management of the Company concerning the business, past and current operations, financial condition and future prospects of the Company;

   o reviewed the financial terms and conditions set forth in the draft Merger Agreement dated December 10, 2000;

   o       reviewed the stock price and trading history of the Company;

   o compared the financial performance of the Company and the prices and trading activity of Shares with that of certain other publicly traded companies that it deemed comparable to the Company;

   o compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of other transactions that it deemed relevant and comparable, in whole or in part;

   o considered the equity premiums paid, to the extent publicly available, in other transactions that it deemed relevant;

   o       prepared a discounted cash flow analysis of the Company;

   o       prepared a leveraged buyout analysis of the Company;

   o participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors; and

   o made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

   In its review and analysis, and in arriving at its opinion, Fleet Securities assumed and relied on the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it orally or otherwise discussed with it by the management of the Company) or publicly available.

   Fleet Securities did not attempt to verify or assume responsibility for verifying any of this information. Fleet Securities relied on the assurances of management of the Company that they were not aware of any facts that would make this information inaccurate or misleading. Furthermore, Fleet Securities did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation, physical inspection or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor was Fleet Securities furnished with any such evaluation or appraisal.

   With respect to the forecasted financial performance and projections of the Company and the assumptions and bases underlying this information that Fleet Securities reviewed, Fleet Securities assumed that such forecasts and projections:

   o had been prepared reasonably and in good faith on the basis of reasonable assumptions;

   o reflected the best available estimates and judgments as to the future financial condition and performance of the Company; and

   o       will be realized in the amounts and in the time periods estimated.

   In rendering its opinion, Fleet Securities expressed no view as the reasonableness of the Company's forecasts and projections or the assumptions upon which they were based.

   In addition, Fleet Securities assumed that:

   o the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement without material changes to or alterations of these terms; and

   o the historical financial statements of the Company reviewed by it had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

   Fleet Securities relied as to all legal matters relevant to rendering its opinion on the advice of its counsel.

   Although developments following the date of the Fleet Securities opinion may affect the conclusion expressed in the opinion, the engagement letter between the Company and Fleet Securities does not require Fleet Securities to update, revise or reaffirm its opinion. The Fleet Securities opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to Fleet Securities as of, the date of the Fleet Securities opinion. The Company's shareholders should understand that subsequent developments may affect the conclusion expressed in the Fleet Securities opinion if this opinion were rendered as of a later date. Fleet Securities disclaims any undertaking or obligation to advise any person of any change in any matter affecting the opinion which may come or be brought to its attention after the date of the opinion. The Fleet Securities opinion is limited to solely the fairness, from a financial point of view as of the date of the opinion, of the cash consideration to be paid to the Company's shareholders in the Offer and the Merger.

   Fleet Securities did not express any opinion with respect to:

   o the relative merits of the Offer and the Merger and the other business strategies that the Company's Board has considered or may be considering;

   o the underlying business decision of the Board to proceed with the Offer and the Merger;

   o the value of any employee agreement or other arrangement entered into in connection with the Offer and the Merger; and

   o any tax or other consequences to the Company or its shareholders that might result from the Offer and the Merger.

   The following is a summary of the material financial analyses performed by Fleet Securities in connection with rendering its opinion. This summary is not a complete description of all of the analyses performed by Fleet Securities. Portions of the information in this section are presented in a tabular form. In order to better understand the financial analyses performed by Fleet Securities, these tables must be read together with the text of each summary. The Fleet Securities opinion is based on all of the various analyses performed by Fleet Securities considered as a whole, and no particular portion of the analyses has any merit standing alone.

   Fleet Securities employed several analytical methodologies in performing its analyses and rendering its opinion. No one method of analysis should be regarded as critical to the overall conclusion reached by Fleet Securities. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Fleet Securities are based on all analyses and factors taken as a whole and also on application of Fleet Securities' own experience and judgment. These conclusions may involve significant elements of subjective judgment and qualitative analysis. Because of this, Fleet Securities did not provide an opinion as to the value or merit standing alone of any one or more parts of its analysis. In performing its analyses, Fleet Securities considered general economic, market and financial conditions and other matters, many of which are beyond the control of the Company.

   No company, business or transaction compared in the comparable companies analysis or precedent transaction analysis is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the comparable companies analysis or precedent transaction analysis is not entirely mathematical. It involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, precedent transactions or the business segment, company or transactions to which they are being compared.

   Comparable Companies Analysis. Using publicly-available information, Fleet Securities analyzed certain financial, trading and valuation statistics for certain publicly-traded companies that were deemed by Fleet Securities to have business and operating profiles and characteristics similar to those of the Company. These statistics were the aggregate net debt and equity values as a multiple of earnings before interest and taxes and as a multiple of earnings before interest, taxes, depreciation and amortization for the most recent twelve months, and equity values as a multiple of earnings per share for the most recent twelve months and calendar year 2001. These comparable companies were comprised of AXCESS, Inc., Checkpoint Systems, Inc., Cohu, Inc., CompuDyne Corporation, Interlogix, Inc., Lifeline Systems, Inc., Lo-Jack Corporation, Napco Security Systems, Inc., Sensormatic Electronics Corporation, Silent Witness Enterprises, Ltd., Ultrak, Inc. and Vicon Industries, Inc. Fleet Securities then derived potential values for the Company by applying multiples based upon these comparable companies to the historical results and the projections provided by the Company's management.

   The table below summarizes the range of the multiples described above as derived by Fleet Securities, as well as the implied value for the Company's Common Stock. Fleet Securities also derived implied valuation ranges for the Shares on a premium adjusted basis, utilizing a 41% premium derived from its precedent transaction analysis described below.

                                AGGREGATE NET DEBT AND EQUITY
                                    VALUE AS A MULTIPLE OF                      AGGREGATE EQUITY
                                  MOST RECENT TWELVE MONTHS'                 VALUE AS A MULTIPLE OF
                          ------------------------------------------ --------------------------------------
                          EARNINGS BEFORE  EARNINGS BEFORE INTEREST,     MOST RECENT     ESTIMATED CALENDAR
                              INTEREST        TAXES, DEPRECIATION       TWELVE MONTHS    YEAR 2000 EARNINGS
                             AND TAXES         AND AMORTIZATION      EARNINGS PER SHARE      PER SHARE
                          --------------- -------------------------  ------------------ ------------------
Multiple                       9.0-11.5x              6.0-7.5x             16.0-20.0x         12.0-15.0x
Implied Value Per Share    $ 8.39-$11.23         $ 8.72-$11.36          $  7.15-$8.93      $ 8.03-$10.04
Premium Adjusted Implied
 Value Per Share           $11.83-$15.83         $12.30-$16.01          $10.08-$12.60      $11.33-$14.16

   Precedent Transaction Analysis. Using publicly-available information, Fleet Securities analyzed the implied cash flow multiples paid in prior acquisition transactions involving companies deemed by Fleet Securities to have business and operating profiles similar to those of the Company. The precedent transactions cited in this analysis are set forth in the following table.

 DATE                   ACQUIRED COMPANY                              ACQUIRING COMPANY
----------------------  --------------------------------------------- --------------------------------
December 4, 2000        Simplex Time Recorder Co.                     Tyco International Ltd.
August 11, 2000         BI Inc.                                       Kohlberg & Co.
August 3, 2000          Burns International                           Securitas AB
July 27, 2000           Continental Instruments LLC                   Napco Security Systems, Inc.
December 20, 1999       Pittway Corp.                                 Honeywell International Inc.
September 29, 1999      Interlogix, Inc. (ITI Technologies, Inc.)     SLC Technologies, Inc.
February 19, 1999       Pinkerton's Inc.                              Securitas AB
January 1, 1999         Alarmguard Holdings Inc.                      Tyco International Ltd.

   In analyzing these precedent transactions, Fleet Securities evaluated the consideration paid in such transactions as a multiple of the preceding twelve months' earnings before interest, taxes, depreciation and amortization and the preceding twelve months' earnings before interest and taxes. Fleet Securities then derived potential values for the Company by applying multiples based upon these precedent transactions to the historical Company results.

   The table below summarizes the ranges of multiples described above as derived by Fleet Securities, as well as the implied value for the Company's Common Stock.

                            MOST RECENT TWELVE MONTHS'
                         EARNINGS BEFORE INTEREST, TAXES,      MOST RECENT TWELVE MONTHS'
                           DEPRECIATION AND AMORTIZATION   EARNINGS BEFORE INTEREST AND TAXES
                         -------------------------------- ----------------------------------
Multiple                              10.0-12.0x                        15.0-18.0x
Implied Value Per Share            $15.74-$19.25                     $15.19-$18.59

   Discounted Cash Flow Analysis. Fleet Securities performed a discounted cash flow analysis of the Company using estimates of after-tax free cash flows for the fiscal years 2002 to 2006. The purpose of the discounted cash flow analysis was to establish a range for the potential equity value of the Company by determining a range for the net present value of the Company's projected future cash flows.

   Fleet Securities derived a value based upon two methodologies. Under one methodology, Fleet Securities first discounted the projected, after-tax free cash flows through December 31, 2006 using discount rates ranging from 14% to 18%. After-tax free cash-flows were calculated as the after-tax operating earnings of the Company adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. Fleet Securities then added to the present value of the after-tax free cash flows the terminal value of the Company at March 31, 2006, discounted back to the present at the same discount rates. The terminal value was computed by multiplying the projected earnings before interest, taxes, depreciation and amortization for the Company in fiscal year 2006 by exit multiples ranging from 5.0x to 7.0x. The range of exit multiples selected reflects Fleet Securities' judgment as to an appropriate range of multiples at the end of the reference period.

   Under the second methodology, Fleet Securities discounted the projected, after-tax free cash flows through perpetuity, assuming perpetual growth rates ranging from 3.0% to 4.0% per year. Fleet Securities used the same 14% to 18% discount rates. The following tables summarize the resulting implied values per share for the Shares.

                         Projected Cash Flows 2002-2006
                              with Terminal Value
Discount Rates             Terminal Value Multiples               Implied Value Per Share
--------------             ------------------------              -----------------------
14%-18%                            5.0X-7.0X                         $15.00-$24.50

                        Projected Cash Flows in Perpetuity
Discount Rates             Assumed Annual Growth Rate             Implied Value Per Share
--------------             --------------------------            -----------------------
14%-18%                                 3%-4%                          $12.50-$21.00

   Leveraged Acquisition Analysis. Fleet Securities also performed a leveraged acquisition analysis to ascertain the price that would be attractive to a potential financial buyer based upon current market conditions. For this analysis, Fleet Securities reviewed financial projections of the Company's management and assumed the following in performing this analysis:

   o a Company capital structure comprised of approximately $92.5 million in equity and $50.7 million in debt;

   o an equity investment that would achieve a 32.5% rate of return over a five-year period; and

   o exit multiples ranging from 5.0x to 7.0x fiscal 2006 projected earnings before interest, taxes, depreciation and amortization.

   Based on these assumptions, Fleet Securities derived a range of values per Share of $12.14 to $14.84.

   Other Factors and Comparative Analyses. In rendering its opinion, Fleet Securities considered certain other factors and conducted certain other comparative analyses, including a review of:

   o the history of trading prices and volumes for the Shares from December 8, 1997 to December 8, 2000; and

   o the low and high closing prices per share of the Shares over the prior 52 weeks, as a 253 day moving average and on the date 180 days before the initial offer of $14 by Parent was disclosed.

   Based upon these trading ranges, Fleet Securities derived an implied value per share for the Shares, both on an unadjusted basis and on a premium adjusted basis, utilizing the 41% premium derived from its precedent transaction analysis described above.

   The table below summarizes the implied value for the Shares, based upon these trading ranges.

                                            RECENT TRADING    PREMIUM ADJUSTED
                                                 RANGE         TRADING RANGE
                                           ----------------- ------------------
                                             LOW      HIGH      LOW      HIGH
                                           ------- --------  -------- --------
52 Week Closing Price.....................  $8.00    $13.00   $11.28    $18.33
253 Day Moving Average....................  $9.49    $10.49   $13.38    $14.79
Closing Date 180 Days Before Parent
 Offer....................................  $8.50    $10.75   $11.99    $15.16

   While the summary above describes certain analyses and factors that Fleet Securities deemed material in its presentation to the Company's Board, it is not a comprehensive description of all analyses and factors considered by Fleet Securities. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances. Therefore, this kind of opinion cannot readily be summarized. Fleet Securities believes that its analyses must be considered as a whole. Selecting only portions of its analyses and of the factors considered by it, would create an incomplete view of the evaluation process underlying the Fleet Securities opinion.

   The analyses performed by Fleet Securities do not predict actual values or future results, which may be significantly more or less favorable than those suggested by Fleet Securities' analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, Fleet Securities is not expressing an opinion with respect to the prices at which shares of the Company's common stock may be traded at any future time.

   The engagement letter between Fleet Securities and the Company provides that Fleet Securities is entitled to receive a fee for its services as described in Item 5 below. The Company has also agreed to reimburse Fleet Securities for certain of its out-of-pocket expenses, including legal fees. In addition, the Company has agreed to indemnify Fleet Securities and its affiliates and any director, employee or agent of Fleet Securities or any of its affiliates, or any person controlling Fleet Securities or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of Fleet Securities rendering a fairness opinion to the Company. The Company and Fleet Securities negotiated the terms of the engagement letter, which the Company and Fleet Securities believe are customary in transactions of this nature, at arm's length, and the Board was aware of such arrangements.

   In the ordinary course of its business, Fleet Securities or one of its affiliates may trade in the Company's securities for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in the Company's securities. Fleet National Bank, an affiliate of Fleet Securities, has provided senior debt financing and other commercial banking services to the Company, for which it has received customary banking fees.

   The Company retained Fleet Securities based on Fleet Securities' experience in preparing and rendering fairness opinions in connection with mergers and acquisitions and in securities valuations generally. Fleet Securities, a nationally recognized investment-banking firm, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions and securities, private placements and other purposes.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   Fleet Securities was retained pursuant to the terms of a letter agreement, dated July 21, 2000 (the "Letter Agreement"), to provide financial advisory and investment banking services to the Company. In connection with the Board's consideration of the Merger Agreement, Fleet Securities rendered a fairness opinion (the "Opinion") to the Board. The Opinion is attached hereto as Exhibit 7.

   Pursuant to the Letter Agreement, the Company agreed to pay Fleet Securities a non-refundable cash retainer fee of $100,000, to be credited against subsequent transaction fees due. For each Sale Transaction (as defined below) completed, the Company agreed to pay Fleet Securities a fee equal to $750,000 plus one and one quarter of one percent (1.25%) of the aggregate transaction value (including, among other things, cash, securities and notes paid or issued and debt assumed) in excess of $50 million.

   The term "Sale Transaction" in the Letter Agreement means a transaction or series of related transactions resulting in the sale of 50% or more of the Shares or assets of the Company. If less than 50% of the Shares or assets of the Company were sold in a transaction, the Company would be required to pay
Fleet: (i) 3%, if the aggregate transaction value was no greater than $10 million; (ii) 2.50%, if the aggregate transaction value was in excess of $10 million up to $20 million; (iii) 2.00%, if the aggregate transaction value was in excess of $20 million up to $30 million; (iv) 1.75%, if the aggregate transaction value was in excess of $30 million up to $40 million; and (v) 1.5%, if the aggregate transaction value was in excess of $40 million.

   Additionally, pursuant to the Letter Agreement, for each Purchase Transaction (as defined below) completed, the Company agreed to pay Fleet Securities a fee equal to $750,000 plus one and one quarter of one percent (1.25%) of the aggregate transaction value (including, among other things, cash, securities and notes paid or issued and debt assumed in excess of $50 million). The term "Purchase Transaction" in the Letter Agreement means a transaction or series of related transactions resulting in the purchase of 50% or more of the voting stock or assets of the target company. If less than 50% of the Shares or assets of the Company were purchased in a transaction, the Company would be required to pay Fleet: (i) 3%, if the aggregate transaction value was no greater than $10 million; (ii) 2.50%, if the aggregate transaction value was in excess of $10 million up to $20 million;
(iii) 2.00%, if the aggregate transaction value was in excess of $20 million up to $30 million; (iv) 1.75%, if the aggregate transaction value was in excess of $30 million up to $40 million; and (v) 1.5%, if the aggregate transaction value was in excess of $40 million.

   The Letter Agreement also provides that the Company shall pay Fleet Securities $250,000 for delivery of the first opinion to the Company, to be credited against any subsequent transaction fees due, with payment for subsequent opinions to be negotiated. If Fleet Securities provides the Company advice and assistance in connection with the adoption of potential anti-takeover strategies, the Company shall pay Fleet a fee to be negotiated by the parties. The Company also agreed to reimburse Fleet Securities for all reasonable out-of-pocket expenses (including reasonable attorneys' fees).

   Pursuant to the Letter Agreement, the Company also agreed to indemnify Fleet Securities and its affiliates and any director, employee or agent of Fleet Securities or any of its affiliates, or any person controlling Fleet Securities or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of the services provided by Fleet Securities to the Company.

   Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   On November 6, 2000, the Stock Option Committee of the Board granted, with an exercise price of $11.875 per share, stock options to purchase: (i) 5,000 Shares to Jeffrey M. Swan, Vice President, Engineering of the Company; (ii) 3,000 Shares to Bruce E. Becker, Chairman, Detection Systems Australia Pty. Limited (a subsidiary of the Company); and (iii) an aggregate of 24,500 Shares to five non-officer employees. On December 8, 2000, the Company granted stock options to purchase an aggregate of 750 Shares to two non-officer employees with an exercise price of $13 per Share.

   On November 27, 2000, the Company issued from its treasury 8,400 and 933 Shares to Meinrad J. Formosa, Vice President, International Engineering and European General Manager of Detection Systems International, Inc. (a subsidiary of the Company), and John H. Chappell (unaffiliated with the Company), respectively, in satisfaction of the remaining payment obligations in connection with the Company's acquisition of Electronic Design & Manufacturing Pty. Limited in January 1998.

   On November 29, 2000, each of Donald R. Adair and Mortimer B. Fuller, III, directors of the Company, exercised options to purchase 2,000 Shares pursuant to the Company's Non-Employee Director Stock Option Plan as follows: (i) 1,200 Shares at a price of $8.688 per Share and (ii) 800 Shares at a price of $9.656 per share. Such Shares were issued from the Company's treasury.

   On November 30, 2000, the Company newly issued 370,057 Shares to a trustee on behalf of participants in the Company's deferred compensation plans, all of which were previously allocated to such participants under such plans.

   On December 15, 2000, Frank J. Ryan, Vice President, Secretary and Treasurer of the Company, donated 750 Shares to the Rochester Area Community Foundation.

   Except as set forth in the preceding paragraphs, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in
(i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate, policy, indebtedness or capitalization of the Company. Except as set forth in this
Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters described above.

ITEM 8. ADDITIONAL INFORMATION.

 SHORT FORM MERGER.

   Under Section 905 of the NYBCL, if the number of Shares in the Offer, together with the number of Shares owned by Parent and the Purchaser, constitutes 90% or more of the outstanding Shares, on a fully diluted basis, the Purchaser will be able to effect the Merger without a meeting of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares in such manner pursuant to the Offer or otherwise, a meeting of the Company's shareholders will be required under the NYBCL to effect the Merger. Upon successful completion of the Offer, the Purchaser would have a sufficient number of Shares to approve the Merger without the vote of any other shareholder of the Company.

 APPRAISAL RIGHTS.

   No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of the Company at the time the Merger is consummated may, under certain circumstances, have certain rights to dissent and demand appraisal of their Shares under Section 623 of the NYBCL. Dissenting shareholders who comply with the requisite statutory procedures under the NYBCL would be entitled to a judicial determination and payment of the "fair value" of their Shares as of the close of business on the day prior to the date of shareholder authorization of the Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Merger is consummated until the date of payment. Under the NYBCL, in fixing the fair value of the Shares, a court would consider the nature of the transaction giving rise to the shareholders' right to receive payment for Shares and its effects on the Company and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of Shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. The foregoing summary of the rights of objecting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the NYBCL.

ITEM 9. EXHIBITS.

 EXHIBIT NO.                                            DESCRIPTION
---------------  -----------------------------------------------------------------------------------------
1.               Agreement and Plan of Merger, dated as of December 10, 2000, by and between Robert Bosch
                 GmbH and Detection Systems, Inc., dated as of December 10, 2000.+

2.               Amendment Agreement, dated as of December 14, 2000, by and among Robert Bosch GmbH, Bosch
                 Security Systems Corporation, a New York corporation, and Detection Systems, Inc.+

3.               Stock Option Agreement, dated as of December 10, 2000, between Robert Bosch GmbH and
                 Detection Systems, Inc. (incorporated by reference to Exhibit 10-b of the Current Report on Form 8-K, filed by the Company with the SEC on December 12, 2000).

4.               Voting and Option Agreement, dated as of December 10, 2000, by and among Robert Bosch
                 GmbH, Karl H. Kostusiak and David B. Lederer (incorporated by reference to Exhibit A the
                 Schedule 13D/A filed by Karl H. Kostusiak with the SEC on December 13, 2000).

5.               Pages 18-30 of the Proxy Statement dated November 20, 2000, relating to the Company's
                 2000 annual meeting of shareholders (incorporated by reference to the Proxy Statement on
                 Schedule 14A, filed by the Company with the SEC on November 20, 2000).

6.               Article Five of the Company's By-Laws, as amended and restated by the Company's Board of
                 Directors on February 21, 2000 (incorporated by reference to Exhibit 3 to the Current
                 Report on Form 8-K, filed by the Company with the SEC on February 28, 2000).

7.               Opinion of Fleet Securities, Inc., dated December 10, 2000.*

8.               Press release issued by the Company on December 11, 2000 (incorporated by reference to the Schedule 14A, filed by the Company with the SEC on December 11, 2000).

9.               Letter to shareholders from Karl H. Kostusiak, dated December 12, 2000 (incorporated by reference to the Schedule 14A, filed by the Company with the SEC on December 12, 2000).

10.              Letter to shareholders from Karl H. Kostusiak, dated December 20, 2000.*

------------
* Included in the copy of the Schedule 14D-9 mailed to the Company's shareholders and filed herewith.

+     Filed herewith.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 By:  /s/ Frank J. Ryan
                                      ----------------------------------------
                                      Name: Frank J. Ryan
                                      Title:  Vice President, Secretary and
                                      Treasurer



Dated: December 20, 2000